Exhibit 12.1
NATIONAL HEALTH INVESTORS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)
(unaudited)

	Year Ended
	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$103,123	$79,174	$72,789	$69,817	$58,729
Add: State franchise taxes based on gross receipts	133	132	117	96	82
Add: Fixed charges	26,948	9,607	3,700	2,681	1,860
Add: Amortization of capitalized interest	112	9	1	—	—
Subtract: Preferred stock dividends	—	—	—	—	—
Subtract: Interest capitalized	(576)	(378)	(208)	(30)	—
Total Earnings	$129,740	$88,544	$76,399	$72,564	$60,671

Fixed Charges
Interest expense	$23,302	$8,523	$3,172	$2,070	$1,552
Interest capitalized	576	378	208	30	—
Amortization of costs related to indebtedness	3,070	706	320	581	308
Total Fixed Charges	26,948	9,607	3,700	2,681	1,860
Preferred Stock Dividends(1)	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$26,948	$9,607	$3,700	$2,681	$1,860

Ratio of Earnings to Fixed Charges	4.81	9.22	20.65	27.07	32.62

(1) There was no preferred stock outstanding for any of the periods presented.